For period ending December 31, 2008   Exhibit 77C

File number 811-9036

 At the special meeting of shareholders held on December 5, 2008 the shareholders elected seven Trustees to the Board of Trustees of the UBS Relationship Funds.  Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.

      The holders of record of a majority of the issued and outstanding shares of each series (each, a "Fund," and collectively, the "Funds") of UBS Relationship Funds (the "Trust") with respect to Proposal 2 entitled to vote at the Special Meeting of Shareholders held on December 5, 2008 and the Reconvened Special Meeting of Shareholders held on February 2, 2009, were present in person or by proxy, and, accordingly, a quorum was present for each Fund of the Trust with respect to Proposal 2. Proposal 2, however, was not approved by the required percentage of shareholders of the UBS International Equity Relationship Fund, and, due to Proposal 2 not being approved by each Fund of the Trust as required by the Trust's Amended and Restated Agreement and Declaration of Trust, Proposal 2 was not approved for the Trust.